UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    January 23, 2013

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, January 23, 2013 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on January 22, 2013 (Eastern Standard Time) SMFG submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

(Attachment)

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of SMFG’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on January 22, 2013. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statement of Financial Position (Unaudited)

(In millions)

	At March 31, 2012	At September 30, 2012
Assets:

Cash and deposits with banks	¥8,050,562	¥8,360,558

Call loans and bills bought	1,297,082	1,125,647

Reverse repurchase agreements and cash collateral on securities borrowed	4,937,025	3,978,194

Trading assets	4,461,258	4,843,436

Derivative financial instruments	5,901,526	6,281,908

Financial assets at fair value through profit or loss	2,150,409	2,137,737

Investment securities	37,324,100	34,448,711

Loans and advances	72,536,813	71,464,359

Investments in associates and joint ventures	206,660	209,576

Property, plant and equipment	1,045,006	1,589,068

Intangible assets	899,167	900,851

Other assets	2,367,300	2,890,423

Current tax assets	65,298	22,599

Deferred tax assets	632,220	651,492

Total assets	¥141,874,426	¥138,904,559

Liabilities:

Deposits	¥92,853,566	¥94,385,266

Call money and bills sold	2,144,600	2,101,108

Repurchase agreements and cash collateral on securities lent	7,487,633	5,527,735

Trading liabilities	2,173,567	1,907,968

Derivative financial instruments	5,850,813	6,113,782

Borrowings	10,412,858	7,649,411

Debt securities in issue	7,377,742	7,469,904

Provisions	425,350	327,302

Other liabilities	5,401,790	5,605,597

Current tax liabilities	61,786	106,825

Deferred tax liabilities	69,330	76,114

Total liabilities	134,259,035	131,271,012

Equity:

Capital stock	2,337,896	2,337,896

Capital surplus	862,933	862,029

Retained earnings	2,162,696	2,382,208

Other reserves	437,177	275,275

Treasury stock	(236,037)	(227,173)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,564,665	5,630,235

Non-controlling interests	2,050,726	2,003,312

Total equity	7,615,391	7,633,547

Total equity and liabilities	¥141,874,426	¥138,904,559

Consolidated Income Statement (Unaudited)

  (In millions, except per share data)

	For the six months ended September 30,

	2011	2012

Interest income	¥850,230	¥869,479

Interest expense	154,442	158,480

Net interest income	695,788	710,999

Fee and commission income	422,682	438,867

Fee and commission expense	71,212	67,156

Net fee and commission income	351,470	371,711

Net trading income	142,589	181,005

Net income (loss) from financial assets at fair value through profit or loss	22,947	(863)

Net investment income	160,745	138,920

Other income	94,156	126,008

Total operating income	1,467,695	1,527,780

Impairment charges on financial assets	132,094	196,673

Net operating income	1,335,601	1,331,107

General and administrative expenses	670,010	707,538

Other expenses	89,760	112,842

Operating expenses	759,770	820,380

Share of post-tax profit (loss) of associates and joint ventures	(38,332)	4,288

Profit before tax	537,499	515,015

Income tax expense	215,678	167,363

Net profit	¥321,821	¥347,652

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥261,221	¥290,987

Non-controlling interests	60,600	56,665

Earnings per share:

Basic	¥187.36	¥214.92

Diluted	187.34	214.80

Consolidated Statement of Comprehensive Income (Unaudited)

  (In millions)

	For the six months ended September 30,

	2011	2012

Net profit	¥321,821	¥347,652

Other comprehensive income:

Available-for-sale financial assets:

Losses arising during the period, before tax	(71,555)	(230,564)

Reclassification adjustments for (gains) losses included in net profit, before tax	(896)	23,166

Exchange differences on translating foreign operations:

Losses arising during the period, before tax	(85,357)	(51,575)

Reclassification adjustments for (gains) losses included in net profit, before tax	1,369	(926)

Share of other comprehensive loss of associates and joint ventures	(1,564)	(927)

Income tax relating to components of other comprehensive income	42,483	79,642

Other comprehensive loss, net of tax	(115,520)	(181,184)

Total comprehensive income	¥206,301	¥166,468

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥174,955	¥129,085

Non-controlling interests	31,346	37,383